SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13G
(Rule 13d-2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No._1_)*

COMVERGE, INC.

(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE

(Title of Class of Securities)

205859101

 (CUSIP Number)

December 31, 2007

 (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 205859101	13G	Page 2 of 4 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (ENTITIES ONLY).

Acorn Energy, Inc. (f/k/a Acorn Factor, Inc.) Taxpayer ID. No. 22-2786081
2	Check the Appropriate Box if Member of a Group*
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization

DELAWARE, USA
	5	Sole Voting Power

		1,763,665
Number of	6	Shared Voting Power
Shares
Beneficially		0
Owned by	7	Sole Dispositive Power
Each Reporting
Person With		1,763,665
	8	Shared Dispositive Power

		0
9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,763,665
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9)

8.6%
12	Type of Reporting Person*

CO

CUSIP No. 205859101	13G	Page 3 of 4 Pages

Item 1(a). Name of Issuer:

Comverge, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

120 Eagle Rock Avenue, Suite 190
East Hanover, New Jersey 07936

Item 2(a). Name of Person Filing:

Acorn Energy, Inc.

Item 2(b). Address of Principal Business Office or, if none, Residence:

4 West Rockland Road, 1st Floor
Montchanin, Delaware 19710

Item 2(c). Citizenship:

Delaware, USA

Item 2(d). Title of Class of Securities:

Common Stock, $.001 par value

Item 2(e). CUSIP Number:

205859101

Item 3. Reporting Person:

Not Applicable

Item 4. Ownership.

(a) Amount beneficially owned: 1,763,665

(b)	Percent of class: 8.6%

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 1,763,665

CUSIP No. 205859101	13G	Page 4 of 4 Pages

(ii) Shared power to vote or to direct the vote: None
(iii)  Sole Dispositive Power: 1,763,665
(iv) Shared power to dispose or to direct the disposition of: None
.
Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008

ACORN ENERGY, INC.

By:	/s/ John A. Moore
John A. Moore, President